

12012403

handwritten: AB 3/28

handwritten: BB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

stamp: SEC Mail Processing Section FEB 28 2012 Washington, DC 110

OMB APPROVAL
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SEC FILE NUMBER
8- *47023*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/11___ AND ENDING ___12/31/11___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newedge USA, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 West Jackson Boulevard, Suite 500
(No. and Street)

Chicago   IL   60661
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Anderson   (312) 762-3045
          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

handwritten: BB N-9

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>William Sexton and Nancy J. Brda</u>, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Newedge USA, LLC</u>, (the company) as of <u>December 31, 2011</u>, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

William Sexton
Chief Executive Officer

Nancy J. Brda
Acting Chief Financial Officer

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

Newedge USA, LLC
(A Delaware Limited Liability Company)
Year Ended December 31, 2011
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP



Newedge USA, LLC

Statement of Financial Condition and Supplemental Information

December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Newedge USA, LLC

We have audited the accompanying statement of financial condition of Newedge USA, LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

February 24, 2012
Chicago, Illinois

Newedge USA, LLC

Statement of Financial Condition
(Thousands of Dollars)

December 31, 2011

Assets

Cash and cash equivalents	$	172,496
Funds segregated for regulatory purposes		19,419,756
Receivables:		
Brokers, dealers, and clearing organizations		575,609
Customers (net of allowance of $3,872)		715,288
Securities purchased under agreements to resell		13,951,749
Securities borrowed		4,913,995
Financial instruments owned (including $496,770 pledged)		578,121
Fixed assets (net of accumulated depreciation and amortization of $123,105)		28,125
Other assets		87,493
	$	40,442,632

Liabilities and member's equity

Payables:		
Brokers, dealers, and clearing organizations	$	1,741,357
Customers		18,919,691
Securities sold under agreements to repurchase		12,965,684
Securities loaned		4,107,243
Financial instruments sold, not yet purchased		225
Accounts payable and accrued liabilities		70,762
Other liabilities		57,815
		37,862,777
Subordinated debt		1,705,000
Member's equity		874,855
Total liabilities and member's equity	$	40,442,632

See notes to statement of financial condition

Newedge USA, LLC

Notes to Statement of Financial Condition

December 31, 2011

1. Organization and Nature of Operations

The Company

Newedge USA, LLC (Newedge USA or the Company) is wholly owned by Newedge Group SA (Newedge Group). Newedge Group is a 50/50 joint venture between Societe Generale (SG), Paris, France, and Credit Agricole CIB, Paris, France.

Nature of Operations

Newedge USA is a registered broker-dealer and futures commission merchant and principally engages in the intermediation of futures contracts, fixed income securities, equities, foreign exchange, and the related derivatives for customers, affiliates, and counterparties. Newedge USA engages in limited proprietary trading activities, primarily to facilitate customer transactions. Newedge USA is a clearing member of most major United States-based futures and securities exchanges and most clearing/settlement organizations.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers highly liquid debt instruments purchased with an original maturity of three months or less and not held for sale in the ordinary course of business to be cash equivalents. Cash and cash equivalents at December 31, 2011 consist of interest-bearing cash accounts.

Funds Segregated for Regulatory Purposes

The Company is obligated by rules mandated by the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) to segregate or set aside cash or qualified securities to satisfy regulations promulgated to protect customer assets. At December 31, 2011, the Company was in compliance with its segregation requirements, which

2. Significant Accounting Policies (continued)

includes segregation, secured, sequestered, and Rule 15c3-3 requirements. At December 31, 2011, the Company has cash of $5,413 million, securities of $4,913 million, securities purchased under agreements to resell of $6,831 million, and receivables from brokers, dealers, and clearing organizations of $2,263 million segregated in accordance with these regulatory requirements.

Securities and Derivatives Transactions

Firm-owned securities and proprietary derivatives transactions are recorded on the trade date. Financial instruments owned and financial instruments sold, not yet purchased are generally recorded at market value based on quoted market prices. If quoted prices are not available, fair values are estimated on the basis of indicative dealer quotes or quoted prices for instruments with similar characteristics. The Company values its referential swap contracts using a valuation based on relevant settlement prices of the referenced futures contract. Futures are valued using the exchange closing settlement price and are included in both receivables and payables to brokers, dealers, and clearing organizations in the statement of financial condition.

Customer Transactions

Customer securities and commodities transactions are recorded on the settlement date.

Receivables from and payables to customers, including affiliates, arise primarily in connection with securities and commodities transactions and include gains and losses on open commodity trades. Securities and options owned or sold by customers and held by the Company are not reflected in the statement of financial condition. These securities are held by the Company as either margin collateral or as fully paid securities in safekeeping. At December 31, 2011, the market value of customer securities held was $7.6 billion, of which $5.1 billion has been pledged as margin at carrying brokers and clearing organizations. At December 31, 2011, the market value of customer margin securities for securities transactions was $446.4 million, of which $279.5 million was being used to finance customer margin balances.

Collateralized Financings

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions. These transactions are collateralized primarily by U.S. government and government agency securities, and are carried at their contracted resale or repurchase amounts plus accrued

2. Significant Accounting Policies (continued)

interest. Repurchase and resale transactions are presented on a net-by-counterparty basis in the accompanying statement of financial condition where net presentation is permitted pursuant to the provisions of Accounting Standards Codification (ASC) 210-20, *Offsetting.*

The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis, and may require additional collateral when deemed appropriate. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded as necessary.

Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Receivables from brokers, dealers, and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date and margin deposits. Payables to brokers, dealers, and clearing organizations include amounts payable for securities not received by the Company from the seller by the settlement date. Receivables and payables to brokers, dealers, and clearing organizations also include amounts related to net receivables and payables from unsettled trades.

Fixed Assets

Fixed assets include furniture, equipment, software, and leasehold improvements and are recorded at cost, less accumulated depreciation and amortization.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business on the statement of financial condition date.

2. Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-03, *Transfers and Servicing – Reconsideration of Effective Control for Repurchase Agreements.* ASU 2011-03 removes the requirement for a transferor to consider whether or not they have the ability to repurchase financial assets in a repurchase transaction. ASU 2011-03 is effective for interim and annual reporting periods beginning on or after December 15, 2011. The Company is currently evaluating the impact this standard will have on its financial statements.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-04 requires disclosures regarding the amount of transfers between Level 1 and Level 2, including the reason for transfer. ASU 2011-04 also requires quantitative information about significant unobservable inputs used for Level 3 fair value measurements, including a description of the valuation procedures used and sensitivity changes. ASU 2011-04 is effective for interim and annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact this standard will have on its financial statements.

In December 2011, the FASB issued ASU 2011-11, *Balance Sheet (Topic 210): Disclosures About Offsetting Assets and Liabilities.* ASU 2011-11 adds the requirement to disclose to financial statement users the effect or potential effect of netting arrangements on the financial position of the Company, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The new disclosures governed by ASU 2011-11 are required for periods beginning on or after January 1, 2013, and must be applied retrospectively. The Company is currently evaluating the impact this standard will have on its financial statements.

Fair Value of Financial Instruments

The Company previously adopted ASC 820-10, *Fair Value Measurement,* for financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. ASC 820-10 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements and methodologies.

2. Significant Accounting Policies (continued)

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches, including market, income, and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own judgments about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, listed derivatives, foreign currency forwards, and U.S. government securities.

- Level 2 – Quoted prices for identical or similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Financial assets and liabilities utilizing Level 2 inputs include corporate bonds, certificates of deposit, and referential swaps.

- Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

In certain cases, the inputs used to measure the fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

3. Fair Value Disclosures

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value (in thousands of dollars):

	Level 1	Level 2	Level 3	Total
Assets				
Funds segregated for regulatory purposes:				
Certificates of deposit	$ –	$ 3,752,691	$ –	$ 3,752,691
U.S. government securities	1,146,534	–	–	1,146,534
Corporate bonds	–	13,614	–	13,614
Brokers, dealers, and clearing organizations (receivables):				
U.S. government securities	240,217	–	–	240,217
Foreign currency forwards	7,101	–	–	7,101
Futures contracts	2,260	–	–	2,260
Financial instruments owned:				
U.S. government securities	516,771	–	–	516,771
ETFs	27,149	–	–	27,149
Equities	10,801	–	–	10,801
Corporate bonds	–	388	–	388
Referential commodity swaps	–	23,012	–	23,012
Total assets at fair value	$ 1,950,833	$ 3,789,705	$ –	$ 5,740,538
Liabilities				
Brokers, dealers, and clearing organizations (payables):				
Futures contracts	$ 24,624	$ –	$ –	$ 24,624
Customer (payables):				
Foreign currency forwards	2,793	–	–	2,793
Financial instruments sold, not yet purchased:				
Referential commodity swaps	–	225	–	225
Total liabilities at fair value	$ 27,417	$ 225	$ –	$ 27,642

Notes to Statement of Financial Condition (continued)

3. Fair Value Disclosures (continued)

The Company assesses its financial instruments on a semi-annual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among the levels are deemed to occur at the end of the reporting period. There were no material transfers between the Company's Level 1 and/or Level 2 classified instruments during the twelve months ended December 31, 2011. The Company did not have any Level 3 classified instruments during the twelve months ended December 31, 2011.

4. Transactions With Related Parties

The Company provides and receives execution and clearing services for derivatives, securities, and financing transactions with entities affiliated through common ownership. Amounts outstanding to/from such affiliates at December 31, 2011, are reflected in the statement of financial condition as follows (in thousands of dollars):

Assets

Funds segregated for regulatory purposes	$ 6,895,164
Receivables from brokers, dealers, and clearing organizations	37,407
Receivables from customers	9,235
Securities purchased under agreements to resell	637,816
Securities borrowed	92,710
Financial instruments owned	7,999
Other receivables	10,169
Other assets	3,648

Liabilities

Payables to brokers, dealers, and clearing organizations	$ 1,326,380
Payables to customers	2,142,591
Securities sold under agreements to repurchase	863,690
Securities loaned	100,422
Other liabilities	4,436
Subordinated debt	1,705,000

4. Transactions With Related Parties (continued)

Newedge Facilities Management Inc., an affiliate owned by Newedge Group, provides technology support to the Company for which the Company incurs a fee.

Newedge Group allocates a management fee to the Company to cover costs that arise in conjunction with various administrative, financing, and support services.

Certain over-the-counter (OTC) transactions are introduced by Newedge USA to Newedge Alternative Strategies Inc. (NAST), a Newedge Group subsidiary. NAST serves as the counterparty to the transactions and in connection therewith earns fees. Newedge USA provides administrative and operational support services to NAST in connection with the OTC transactions for which Newedge USA earns fees.

An affiliate of the Company provides direct financing to certain Newedge USA futures customers. Loan amounts are not recorded in the Company's statement of financial condition.

5. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased by the Company represent proprietary trading positions. The balances at December 31, 2011 are presented below (in thousands of dollars):

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 516,771	$ —
Referential commodity swaps	23,012	225
ETFs	27,149	—
Equities	10,801	—
Corporate obligations	388	—
	$ 578,121	$ 225

Financial instruments sold, not yet purchased obligate the Company to purchase the financial instruments at a future date at then-prevailing prices, which may differ from the carrying values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

6. Derivative, Customer, and Financing Activities

Derivative Activities

Derivatives are financial instruments, which include futures, options, swaps, and forward contracts, whose value is based upon an underlying asset, index, or reference rate. A derivative contract may be traded on an exchange or OTC. Exchange-traded derivative contracts are standardized and include futures and options contracts. OTC derivative contracts are individually negotiated between contracting parties and include swap and forward contracts. In the normal course of business, to facilitate customer activities, the Company enters into futures contracts, options, forward contracts, and swap contracts. The swap contracts are referential swaps that are economically similar to futures contracts. The Company records its derivative activities at market or fair value.

At December 31, 2011, the fair value of derivatives was as follows (in thousands of dollars, except number of contracts):

	Assets [1]	Liabilities [2]	Number of Contracts [3]
Commodity futures contracts	$ 2,260	$ 24,624	76,888
Foreign currency forward contracts	7,101	2,793	557,245
Referential commodity swap contracts	23,012	225	4,548,327
	$ 32,373	$ 27,642	

(1) Reflects derivative assets within receivables from brokers, dealers, and clearing organizations.

(2) Reflects derivative liabilities within payables to brokers, dealers, and clearing organizations of $24,624, financial instruments sold, not yet purchased, of $225, and payables to customers of $2,793.

(3) Contract equivalent is determined using industry standards and equivalent contracts in the futures market. OTC contract equivalents are determined by dividing OTC notionals by associated contract notionals. For minor currencies for which no futures contracts are traded, contract equivalents are determined to be equal to the USD notional divided by $1,000, which is consistent with other minor currency futures contracts. Number of contracts is reported as a quarterly average for the year ended December 31, 2011.

Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in commodity prices, foreign currency exchange rates, interest rates, and other factors. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally have limited credit

6. Derivative, Customer, and Financing Activities (continued)

risk. The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in the Company incurring a loss. For these instruments, the unrealized gain or loss, rather than the contract or notional amounts, represents the approximate cash requirements. To reduce its credit risk for derivative transactions, including referential swaps, the Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible. The Company also has credit guidelines that limit the Company's credit exposures to any one counterparty. Specific credit risk limits based on the credit guidelines are also in place for each type of counterparty. The Company may require counterparties to pledge collateral when deemed necessary. The credit risk for such transactions represents the net unrealized gain, net of any collateral held.

Customer Activities

The Company executes and clears futures contracts, options on futures contracts, and equity options for its customers, including affiliates. Substantially all of these contracts are transacted on a margin basis subject to individual exchange regulations for the accounts of its customers. As such, the Company guarantees to the respective clearing organizations its customers' performance under these contracts. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. To reduce its risk, the Company requires its customers to meet, at a minimum, the margin requirements established by each of the exchanges on which such contracts are traded. This margin is a good faith deposit from the customers, which reduces the risk to the Company of failure on behalf of the customers to fulfill any obligation under the contracts. To minimize its exposure to the risk of loss due to market variation, the Company adjusts these margin requirements, as needed, due to daily fluctuations in the value of the underlying positions, and establishes credit limits for such activities. If necessary, certain positions may be liquidated to satisfy resulting changes in margin requirements. Management believes that the margin deposits held at December 31, 2011 were adequate to minimize the risk of material loss that could be created by the positions held.

6. Derivative, Customer, and Financing Activities (continued)

Financing Activities

In the normal course of business, the Company obtains securities under resale and securities borrowing agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2011, the Company obtained securities with a fair value of $29.4 billion, of which $28.8 billion has been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

7. Fixed Assets

Fixed assets consisted of the following at December 31, 2011 (in thousands of dollars):

Furniture and equipment	$ 67,071
Leasehold improvements	43,463
Software	35,460
Internally developed software	5,236
	151,230
Less accumulated depreciation and amortization	(123,105)
	$ 28,125

8. Income Taxes

Included in other assets at December 31, 2011, is a net deferred tax asset of $20.4 million and a current tax receivable of $4.0 million. Included in other liabilities at December 31, 2011, is a current tax liability of $19.8 million related to uncertain tax positions. Deferred tax assets and liabilities are principally comprised of the net temporary differences related to deferred compensation arrangements, amortization of purchased employment agreements, provisions for doubtful accounts, valuation of certain stock in exchanges and other securities owned, and depreciation and amortization. The Company will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before the Company is able to realize the benefits, or the future deductibility is uncertain. The Company has recorded a valuation allowance of approximately $5.4 million related to state and local net operating losses. The Company believes its future tax profits will be sufficient to recognize its other net deferred tax assets.

8. Income Taxes (continued)

The Company did not recognize any adjustment in the liability for uncertain tax positions upon adoption of ASC 740-10, *Income Taxes*. Accrued interest and penalties related to income taxes are recognized in income tax expense.

The Company is subject to income tax examinations for its federal, state, and local income taxes. Federal and certain state income tax returns are closed to examination through 2006. New York State and New York City return examinations have been completed through 2002 and 2008, respectively. New York State income tax is currently under examination for the years 2003, 2004, and 2007, and it is reasonably possible that the examination will be concluded over the next twelve months. The Company is at the initial stage of examination by the Internal Revenue Service for 2007 and 2009, and Illinois for 2007 and 2008. The Company does not expect that the New York State examination or any other examination will result in any adjustment that will materially affect the liability for uncertain tax positions.

9. Subordinated Debt

At December 31, 2011, the Company had subordinated debt outstanding totaling $1,705 million under agreements with Newedge Group at interest rates based on LIBOR plus a range of 55 basis points to 162 basis points, maturing at various dates as follows (in thousands of dollars):

Interest Rate	Maturity Date	Amount
0.75%	September 30, 2012	$ 1,000,000
1.82%	September 30, 2013	170,000
1.20%	January 31, 2014	535,000
Total		$ 1,705,000

The debt is subordinated to the general claims of creditors. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the SEC's net capital rule. To the extent that such borrowings are required for continued compliance with minimum net capital requirements, the loan agreements provide that this debt may not be repaid.

10. Commitments, Contingencies, and Guarantees

Commitments

The Company has various noncancelable office leases and sublease agreements with various unaffiliated third parties, the latest of which expires in 2019. Future minimum lease payments relating to these arrangements are as follows (in thousands of dollars):

	Future Minimum Lease Payments
Years Ending December 31	
2012	$ 7,979
2013	9,599
2014	9,783
2015	9,872
2016	10,013
Thereafter	15,531
	$ 62,777

Contingencies

The Company is involved in various litigation, arbitration, and regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such matters will not have a materially adverse effect in the Company's financial position or results of operations.

Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and futures contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting

10. Commitments, Contingencies, and Guarantees (continued)

members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Benefit Plans and Deferred Compensation Plan

The Company sponsors a 401(k) profit-sharing plan (the Plan) in which substantially all of its employees are eligible to participate. The Plan provides for the Company's contributions based on the employees' salaries or a match of employee contributions, as defined.

In addition, the Company sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Under this plan, participants may make assumed investment choices with respect to amounts contributed and are immediately vested in the plan upon deferral. Although not required to do so under the plan, the Company invests such contributions in assets that mirror the investment choices. The balances in this plan are subject to the claims of general creditors of the Company. Assets totaling approximately $20.5 million and liabilities totaling approximately $11.2 million are included in other assets and other liabilities, respectively, in the statement of financial condition at December 31, 2011.

The Company also sponsors certain other deferred compensation plans under which amounts are deferred for officers or employees subject to the plans and paid over a three-year period, subject to certain employment conditions. These employees' deferred amounts may fluctuate based on the future performance of the Company.

12. Net Capital Requirements and Other Regulatory Matters

Newedge USA is subject to the minimum financial requirements of the SEC and the CFTC. Under these requirements, Newedge USA must maintain minimum net capital, as defined by the SEC and CFTC. The Company has elected to compute its net capital requirements under the alternative method provided for in SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $1,500,000 or 2% of aggregate customer-related debit items, as defined. Under the CFTC requirements, Newedge USA is required to maintain adjusted net capital equal to the greater of $1,000,000, or the sum of 8% of the customer risk maintenance margin requirements and 8% of the non-customer risk maintenance margin requirements, as defined.

12. Net Capital Requirements and Other Regulatory Matters (continued)

At December 31, 2011, Newedge USA had net capital of approximately $2,314 million, which was approximately $976 million in excess of its net capital requirement.

As a clearing broker-dealer, Newedge USA has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held at Newedge USA as allowable assets in the correspondent's net capital computation. At December 31, 2011, Newedge USA met its PAIB reserve requirements.

As a broker-dealer and futures commission merchant that clears customer accounts, Newedge USA is subject to the segregation and secured requirements outlined by the CFTC, the sequestered requirements of the CME, and the customer protection requirements of the SEC (Reserve). Under these requirements, Newedge USA must compute its customer requirements in each of these separate categories and ensure that amounts are set aside to cover these obligations. At December 31, 2011, Newedge USA had excess segregated funds of approximately $1,022 million, excess secured funds of approximately $1,016 million, excess sequestered funds of approximately $11 million, and excess reserve funds of approximately $215 million (including deposit in-transit).

Advances to affiliates, repayment of subordinated debt, dividend payments, and other equity withdrawals may be subject to certain notifications and other provisions of the rules of the SEC and other regulatory bodies.

Supplemental Information

Newedge USA, LLC

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2011

Net capital

Total member's equity	$	874,855	
Add subordinated debt		1,705,000	
Total capital and allowable subordinated debt			$ 2,579,855
Deductions and/or charges:			
Non-allowable assets:			
Exchange memberships and stock in exchanges		9,442	
Receivables from customers		1,523	
Receivables from affiliates		10,226	
Fixed assets		28,125	
Deferred compensation plan, net of allowable portion of $11,166		9,352	
Prepaid expenses		13,004	
Net deferred tax assets		20,446	
Other assets		39,933	
Total non-allowable assets			132,051
Additional charges for customers' and non-customers' commodity accounts (4% SOV charge, undermargin charges)		18,379	
Aged failed-to-deliver (9 items)		819	
Commodity futures contracts and spot commodities proprietary capital charges		64,292	
Other deductions and/or charges (primarily deductions on stock borrow and stock loan agreements and a 5% charge on receivables at foreign brokers)		24,325	
Total deductions and/or charges			(239,866)
Net capital before haircuts			2,339,989

Haircuts on securities

Trading and investment securities:			
Certificates of deposit and commercial paper		5,691	
U.S. government obligations		13,661	
Corporate obligations		470	
Equities		4,020	
Other securities (money market investments)		—	
Undue concentration		20	
Other (uncovered inventory)		2,146	
Total haircuts on securities			(26,008)
Net capital			$ 2,313,981

1110-1301005

18

Newedge USA, LLC

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission (continued)
(Thousands of Dollars)

Net capital		$ 2,313,981
Computation of alternative net capital requirement		
Amount of customer risk maintenance margin requirement	$ 15,264,977	
8% of customer risk maintenance margin requirement		1,221,199
Amount of non-customer risk maintenance margin requirement	1,465,949	
8% of non-customer risk maintenance margin requirement		117,275
Total alternative net capital requirement		1,338,474
Greater of:		
8% of the customer risk maintenance margin requirement and		
8% of the non-customer risk maintenance margin requirement		
under the Commodity Exchange Act		
2% of aggregate debit items as shown in Formula for Reserve		
Requirements pursuant to Rule 15c3-3 (2% of $1,908,971); or		
minimum dollar net capital requirement of the Company		
Net capital requirement		1,338,474
Excess net capital		$ 975,507
Net capital in excess of 110% of the risk-based capital requirement		
under the Commodity Exchange Act		$ 841,659

There were no material differences between the audited computation of net capital included above and the corresponding schedule in the Company's unaudited December 31, 2011 Part II FOCUS filing.

1110-1301005

Newedge USA, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
(Thousands of Dollars)

December 31, 2011

Credit balances

Free credit balances and other credit balances in customers' security accounts	$ 2,079,059	
Monies payable against customers' securities loaned	148,027	
Customers' securities failed to receive	8,364	
Credit balances in firm accounts which are attributable to principal sales to customers	798	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	5,322	
Other – customer-owned securities on deposit with the Options Clearing Corporation to meet customer margin requirements	10,024	
Total credits		$ 2,251,594

Debit balances

Debit balances in customers' cash and margin accounts, excluding unsecured accounts, and accounts doubtful of collection, net of deductions	484,487	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	408,974	
Failed to deliver of customers' securities not older than 30 calendar days	8,908	
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	1,006,602	
Aggregate debit items	1,908,971	
Less 3% (for alternative method)	(57,269)	
Total 15c3-3 debits		1,851,702

Reserve computation

Excess of total credits over total debits		$ 399,892
Amount held on deposit in "Reserve Bank Account(s)," including $50.0 million of qualified securities, at end of reporting period		$ 614,944

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2011 Part II FOCUS filing.

Newedge USA, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Customers' fully paid securities and excess margin securities not in the
  Company's possession or control as of the report date (for which instructions
  to reduce possession or control had been issued as of the report date) but
  for which the required action was not taken by the Company within the time
  frames specified under Rule 15c3-3.   None

Customers' fully paid securities and excess margin securities for which
  instructions to reduce possession or control had not been issued as of the report
  date, excluding items arising from "temporary lags, which result from normal
  business operations" as permitted under Rule 15c3-3.   None

The system and procedures utilized in complying with the requirement to
  maintain physical possession or control of customers' fully paid and excess
  margin securities have been tested and are functioning in a manner adequate
  to fulfill the requirements of Rule 15c3-3.   Yes

*There were no material differences between the audited computation above and the corresponding
schedule included in the Company's unaudited December 31, 2011 Part II FOCUS filing.*

Newedge USA, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
(Thousands of Dollars)

December 31, 2011

Segregation requirement

Net ledger balance:		
Cash	$	11,751,684
Securities (at market)		5,781,400
Net unrealized profit in open futures contracts		584,169
Exchange-traded options:		
Add market value of open option contracts purchased on a contract market		9,061,010
Deduct market value of open option contracts sold on a contract market		(9,250,734)
Add accounts liquidating to a deficit and accounts with debit balances – gross amount		70,212
Less amount offset against U.S. Treasury obligations owned by particular customers		(58,994)
Amount required to be segregated		17,938,747

Funds on deposit in sequestration

Deposited in segregated funds bank accounts:	
Cash	3,589,760
Securities representing investment of customers' funds (at market)	4,453,443
Securities held for particular customers or option customers in lieu of cash (at market)	1,405,977
Margins on deposit with clearing organizations of contract markets:	
Cash	46,896
Securities representing investment of customers' funds (at market)	5,164,964
Securities held for particular customers or option customers in lieu of cash (at market)	4,375,423
Net settlement from (to) clearing organizations of contract markets	113,534
Exchange-traded options:	
Value of open long option contracts	9,061,010
Value of open short option contracts	(9,250,734)
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash (at market)	–
Total amount in segregation	18,960,273
Excess funds in segregation	$ 1,021,526

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2011 Part II FOCUS filing.

22

1110-1301005

Newedge USA, LLC

Schedule of Sequestration Requirements and Funds in Sequestration for Customers Trading on U.S. Commodity Exchanges
(Thousands of Dollars)

December 31, 2011

Cleared OTC Derivatives Customer Requirements

Net ledger balance:		
Cash	$	–
Securities (at market)		–
Net unrealized profit (loss) in open cleared OTC derivatives		–
Cleared OTC derivatives options:		
Market value of open cleared OTC derivatives options contracts purchased		–
Market value of open cleared OTC derivatives options contracts granted (sold)		–
Add accounts liquidating to a deficit and accounts with debit		
balances – gross amount		–
Less amount offset by customer-owned securities		–
Amount required to be sequestered for cleared OTC derivatives customers		–

Funds in Cleared OTC Derivatives Customer Sequestered Accounts

Deposited in cleared OTC derivatives customer sequestered accounts at banks	
Cash	942
Securities representing investment of customers' funds (at market)	9,999
Securities held for particular customers or option customers in lieu of cash	
(at market)	–
Margins on deposit with derivatives clearing organizations in cleared	
OTC derivatives customer sequestered accounts:	
Cash	–
Securities representing investment of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash	
(at market)	–
Net settlement from (to) derivatives clearing organizations	–
Cleared OTC derivatives options:	
Value of open cleared OTC derivatives long option contracts	–
Value of open cleared OTC derivatives short option contracts	–
Net equities with other FCMs:	
Net liquidating equity	–
Securities representing investments of customers' funds (at market)	–
Securities held for particular customers or option customers in lieu of cash	
(at market)	–
Total amount in sequestration	10,941
Excess funds in sequestration	$ 10,941

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2011 Part II FOCUS filing.

Newedge USA, LLC

Schedule of Secured Amounts and Funds Held
in Separate Accounts for Foreign Futures and Foreign Options
Customers Pursuant to Commission Regulation 30.7
(Thousands of Dollars)

December 31, 2011

Foreign Futures and Foreign Options Secured Amounts – Summary

I. Check the appropriate box to identify the amount shown below:
- ☐ Secured amounts in only U.S.-domiciled customers' accounts
- ☐ Secured amounts in U.S.- and foreign-domiciled customers' accounts
- ☒ Net liquidating equities in all accounts of customers trading on foreign boards of trade
- ☐ Amount required to be set aside pursuant to law, rule, or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?
- ☐ Yes
- ☒ No

Amounts to be set aside in separate Section 30.7 accounts		$ 5,589,336
Total secured amounts		
Cash in banks	$ 1,245,050	
Securities in safekeeping	788,286	
Amounts held by clearing organization of foreign boards of trade	2,480	
Amounts held by members of foreign boards of trade	4,569,366	
Total funds in separate Section 30.7 accounts		6,605,182
Excess funds in separate Section 30.7 accounts		$ 1,015,846

There were no material differences between the audited computation above and the corresponding schedule included in the Company's unaudited December 31, 2011 Part II FOCUS filing.

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